06013222

82-34954

CONNACHER
OIL AND GAS LIMITED

SEC MAIL PROCESSING RECEIVED MAY 08 2006 WASH. D.C. 205 SECTION

SUPPL

**PRESS RELEASE** **May 2, 2006**

# CONNACHER ADVISES CORRECTIONS FOR ITS 2005 ANNUAL REPORT

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) today announced two corrections to its 2005 Annual Report dated March 23, 2006.

On page 26, the 0% (MM$) Net Present Value of Future Net Revenue as shown in the table on that page should read 1,329 instead of 6,329 and on page 28, the 10% (M$) Net Present Value of Future Net Revenue Based on Forecast Prices and costs, as shown in the table under this heading, should read 46,960 instead of 96,960.

This release contains forward-looking statements, including but not limited to production rates, reserves, exploration and development plans, capital expenditures. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and the timing and recoverability thereof; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and, as relates to Connacher's equity interest in Petrolifera, Connacher's risk associated with international activity. Reserve and resource information is based upon assumptions and forecasts set forth in the independent reserves and resource reports of D&M and GLJ and will be summarized in Connacher's Annual Information Form. Although Connacher believes that our expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For a description of the risks and uncertainties facing Connacher, readers should refer to Connacher's Annual Information Form and other public disclosure documents filed at ww.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

**For further information, contact:**

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com



5/9